UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Warner Music Group Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

934550104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 934550104	Schedule 13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Integral Investors, LLC EIN No.: 04-3516349
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 17,039,128 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 17,039,128 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,039,128 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.03%
12.	TYPE OF REPORTING PERSON OO- Other

Cusip No. 934550104	Schedule 13G/A	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital VII Coinvestment Fund, LLC EIN No.: 22-3850358
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 6,949,553 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 6,949,553 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,949,553 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.50%
12.	TYPE OF REPORTING PERSON OO- Other

Cusip No. 934550104	Schedule 13G/A	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP TCV, LLC EIN No.: 06-1665510
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 101,383 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 101,383 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,383 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.07%
12.	TYPE OF REPORTING PERSON OO- Other

Cusip No. 934550104	Schedule 13G/A	Page 5 of 7 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Warner Music Group Corp. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 75 Rockefeller Plaza, New York, NY 10019.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of Bain Capital VII Coinvestment Fund, LLC (“Coinvestment Fund VII, LLC”), a Delaware limited liability company, Bain Capital Integral Investors, LLC (“Integral Investors”), a Delaware limited liability company, and BCIP TCV, LLC (“BCIP TCV”), a Delaware limited liability company.

Bain Capital Investors, LLC (“BCI”) is the sole general partner of Bain Capital Partners VII, L.P., which is the sole general partner of Bain Capital VII Coinvestment Fund, L.P, which is the managing and sole member of Coinvestment Fund VII, LLC. BCI is also the administrative member of each of Integral Investors and BCIP TCV. Coinvestment Fund VII, LLC, Integral Investors, and BCIP TCV have entered into a Joint Filing Agreement, dated February 10, 2006, pursuant to which Coinvestment Fund VII, LLC, Integral Investors, and BCIP TCV have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of Coinvestment Fund VII, LLC, Integral Investors, and BCIP TCV is c/o Bain Capital Investors, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Each of Coinvestment Fund VII, LLC, Integral Investors, and BCIP TCV is organized under the laws of the State of Delaware.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.001 per share.

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 934550104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐ If this statement is filed pursuant to §240.13d-1(c), check this box.

Cusip No. 934550104	Schedule 13G/A	Page 6 of 7 Pages

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

As of the close of business on December 31, 2008, Integral Investors owned 17,039,128 shares of the Common Stock of the Company. BCI is the administrative member of Integral Investors.

As of the close of business on December 31, 2008, Coinvestment Fund VII, LLC owned 6,949,553 shares of the Common Stock of the Company. BCI is the sole general partner of Bain Capital Partners VII, L.P., which is the sole general partner of Bain Capital VII Coinvestment Fund, L.P, which is the managing and sole member of Coinvestment Fund VII, LLC.

As of the close of business on December 31, 2008, BCIP TCV owned 101,383 shares of the Common Stock of the Company. BCI is the administrative member of BCIP TCV.

Item 4	(b).	Percent of Class

Integral Investors owns 11.03% of the Common Stock outstanding of the Company, Coinvestment Fund VII, LLC owns 4.50% of the Common Stock outstanding of the Company, and BCIP TCV owns 0.07% of the Common Stock outstanding of the Company. The percentage of Common Stock reportedly owned for each of the entities above is based on 154,462,885 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of February 4, 2009 based on the Company Form 10-Q for the year ended December 31, 2008.

Item 4	(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Integral Investors Coinvestment Fund VII, LLC BCIP TCV	17,039,128 6,949,553 101,383

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

Integral Investors Coinvestment Fund VII, LLC BCIP TCV	17,039,128 6,949,553 101,383

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Because of the stockholders agreement among affiliates of Thomas H. Lee Partners, L.P. (“THL”), affiliates of Bain Capital Investors, LLC (“Bain Capital”), affiliates of Providence Equity Partners, Inc. (“Providence”), and Mr. Bronfman and certain other parties, THL, Bain Capital, Providence and Mr. Bronfman are deemed to be a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, with respect to the Company’s Common Stock.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Cusip No. 934550104	Schedule 13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

BAIN CAPITAL INTEGRAL INVESTORS, LLC

By:	Bain Capital Investors, LLC, its administrative member

BAIN CAPITAL VII COINVESTMENT FUND, LLC

By:	Bain Capital VII Coinvestment Fund, L.P., its sole member

By:	Bain Capital Partners VII, L.P., its general partner

By:	Bain Capital Investors, LLC, its general partner

BCIP TCV, LLC

By:	Bain Capital Investors, LLC, its administrative member

By:	/s/ Michael F. Goss
Name:	Michael Goss
Title:	Managing Director